SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the month of May, 2002

TEFRON LTD.
(Translation of registrant's name into English)

28 Chida Street, Bnei-Brak, 51371 Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F _X____ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No __X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

Attached hereto and incorporated by reference herein is a press release dated May 9, 2002, announcing:

i) the financial results of Tefron Ltd. for the first quarter of 2002; and

ii) the scheduling of a management conference call on May 9, 2002 to discuss first quarter financial results.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEFRON LTD.
(Registrant)

By: ______________________
Name: Gil Rozen
Title: Chief Financial Officer

By: ______________________
Name: Hanoch Zlotnik
Title: Controller

Date: May 13, 2002

news

FRB | WEBER SHANDWICK FINANCIAL COMMUNICATIONS

FOR YOUR INFORMATION:

RE: Tefron Ltd.
28 Chida Street
Bnei-Brak 51371
Israel
(NYSE: TFR)

At the Company

Mr. Gil Rozen
Chief Financial Officer
972-3-579-8701
Fax: 972-3-579-8715

At FRB/Weber Shandwick

Marilynn Meek – General Info. – (212) 445-8451
Vanessa Schwartz – Analyst Info – (212) 445-8433
Judith Sylk-Siegel – Media - (212) 445-8431

FOR IMMEDIATE RELEASE
May 9, 2002

TEFRON REPORTS FIRST QUARTER 2002 RESULTS

First Quarter Highlights

- Return to profitability with net income of $0.6 million, compared to a net loss of $5.1 million for first quarter 2001
- Continuing strong cash flow from operations of $4.6 million
- Operating income of $2.7 million, compared to operating loss of $4.3 million for first quarter, 2001
- EBITDA of $5.2 million

BNEI-BRAK, Israel, May 9, 2002 – Tefron Ltd., (NYSE-TFR), one of the world's leading producers of seamless intimate apparel, today announced financial results for the first quarter ended March 31, 2002.

The Company reported sales for the first quarter of $40.2 million, compared to $43.3 million for the year-earlier period. Operating income for the first quarter was $2.7 million, compared to an operating loss of $4.3 million for the first quarter of 2001. Net income for the three months was $600,000 or $0.05 per share (diluted), compared to a net loss of $5.1 million or $0.41 per share, for the prior year's first quarter.

EBITDA for the first quarter of 2002 was $5.2 million, compared to a negative EBITDA of $1.4 million for the same quarter last year. Cash flow from operations for the quarter was $4.6 million, compared to a negative cash flow of $4.9 million in the prior year's first quarter. The positive cash flow in the last 12 months has enabled the Company to reduce its bank debts, net of cash, by $24.4 million compared to the end of the first quarter of the prior year.

Yos Shiran, Chief Executive Officer of Tefron Ltd. said, "As we had previously announced, sales for the first quarter were slightly lower than those of last year's first quarter. The lower sales reflect the temporary downturn caused in sales backlog as a result of the world economic reaction to the events of September 11, 2001.

"Looking at the second quarter of this year, we expect to see a significant improvement over this year's first quarter. We anticipate that sales will be in line with those achieved during the last three quarters of 2001. This expected sales level in the second quarter, coupled with our break-even point of $40 million in sales should further improve our profitability and performance.

"The successful execution of Tefron's turnaround plan, which was implemented last year is responsible for the Company's improving results."

Mr. Shiran added, "We wish to assure you that the improvement in our service levels and shipping times over the last year will continue, and that there was no negative impact or change to our delivery times as a result of current events.

"Further, Tefron, as part of its strategic plan, continues to shift more and more of its sewing production from both Israel and the U.S. to several offshore manufacturing facilities situated around the world. This action positions the Company to handle any growing demand from the market place, while taking advantage of the lower production costs in those countries."

Conference Call

A conference call is scheduled for 11:00 a.m. EDT today. Individuals wishing to participate in the conference call can access the live call and replay via the Web at www.viavid.com or by dialing 888-413-4411, domestically and 703-871-3795, internationally. A replay of the call will be available through May 16, 2002 by dialing 888-266-2086, domestically and 703-925-2435, for international callers. The pass code for the replay is 5948156.

Tefron manufactures boutique-quality everyday seamless intimate apparel sold throughout the world by such name-brand marketers as Victoria's Secret, Gap, Banana Republic, Target, Nike, J.C. Penney, Express, Sears, Patagonia, Adidas, Kohls, Mimi Maternity, Motherhood, Woman's Secret and Schiesser, as well as other well-known American designer labels. The company's product line includes knitted briefs, bras, tank tops, loungewear, nightwear, T-shirts, bodysuits and active wear primarily for women.

This press release contains certain forward-looking statements with respect to the Company's business, financial condition and results of operations. These forward looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those contemplated in such forward-looking statements, including, but not limited to, fluctuations in product demand, economic conditions as well as certain other risks detailed from time to time in the Company's filings with the Securities and Exchange Commission. The Company undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated.

###

Financial Tables Follow

TEFRON LTD.
CONSOLIDATED BALANCE SHEETS
In thousands of US dollars

	March 31		December 31,
	2002	2001	2001
	(Unaudited)		(Audited)
ASSETS			
CURRENT ASSETS			
Cash	$ 3,517	$ 1,520	$ 5,078
Trade receivables,net	17,535	26,042	23,440
Others receivables	12,582	12,474	12,738
Inventory	24,842	31,158	25,122
	58,476	71,194	66,378
SEVERANCE PAY DEPOSITS	451	805	549
FIXED ASSETS			
Cost	154,319	159,704	152,672
Less-accumulated depreciation	45,921	36,620	43,229
	108,398	123,084	109,443
OTHER ASSETS			
Goodwill	48,737	49,699	48,737
Investments in investee company	1,159		1,297
Advance to supplier	963	1,291	1,329
	50,859	50,990	51,363
Total assets	$ 218,184	$ 246,073	$ 227,733
LIABILITIES & SHAREHOLDERS' EQUITY			
CURRENT LIABILITIES			
Short-term bank debt	$ 20,720	$ 25,111	$ 18,675
Current maturities of long-term debt:			
Bank	22,119	16,844	22,119
Capital leases and note payable	3,756	2,542	3,358
Trade payables	19,158	22,359	20,328
Others payables and accrued expenses	6,064	8,223	8,856
	71,817	75,079	73,336
LONG-TERM LIABILITIES			
Bank loans	72,016	95,683	80,075
Capital leases and note payable	6,491	7,318	7,382
Deferred taxes	7,525	3,464	7,226
Accrued severance pay	2,125	2,146	2,126
	88,157	108,611	96,809
Total liabilities	159,974	183,690	170,145
SHAREHOLDERS' EQUITY			
Share capital	5,576	5,576	5,576
Additional paid-in capital	62,810	62,810	62,810
Retained earnings	(2,766)	1,528	(3,372)
Deferred compensation	(52)	(123)	(68)
Other comprehensive income	50		50
	65,618	69,791	64,996
Treasury shares	(7,408)	(7,408)	(7,408)
Total shareholders' equity	58,210	62,383	57,588
Total liabilities and shareholders' equity	$ 218,184	$ 246,073	$ 227,733

TEFRON LTD.
CONSOLIDATED STATEMENTS OF OPERATIONS
In thousands of US dollars (except per share data)

	Three months ended March 31, 2002	Three months ended March 31, 2001	Year ended December 31, 2001
	(Unaudited)	(Unaudited)	
SALES	$ 40,194	$43,252	$ 188,949
Cost of sales	33,064	42,223	169,173
Gross Profit (loss)	7,130	1,029	19,776
S,G&A EXPENSES	4,389	5,300	20,140
Operating Income (loss)	2,741	(4,271)	(364)
Financing expenses, net	1,693	2,806	9,396
	1,048	(7,077)	(9,760)
Other expenses, net	4		843
Net Income (loss) before tax	1,044	(7,077)	(10,603)
Income tax expense (benefit)	300	(1,971)	(837)
Net income (loss) after income taxes	744	(5,106)	(9,766)
EQUITY IN LOSSES OF AFFILIATE COMPANY	138		240
Net income (loss)	$ 606	($5,106)	($10,006)
Earnings (Loss) Per Share	$0.05	($0.41)	($0.81)
Memo: EBITDA	$ 5,161	($1,376)	$ 9,497

The Financial Relations Board
WEBER SHANDWICK

☎☎ CONFERENCE CALL REMINDER ☎☎

Tefron, Ltd.

(NYSE: TFR)

Management will hold a conference call to discuss First quarter results on:

Thursday May 9, 2002 at:
11:00 a.m. Eastern
10:00 a.m. Central
9:00 a.m. Mountain
8:00 a.m. Pacific

TO PARTICIPATE:

Please dial 888-413-4411 domestic 703-871-3795 international at least 5 minutes before start time.

REPLAY: through May 16, 2002 at 11:00 p.m.
Please dial **888-266-2086 / 703-925-2435**, Passcode: **5948156**

THIS CALL CAN ALSO BE ACCESSED THROUGH THE INTERNET AT
www.viavid.com

FRB
Weber Shandwick
640 Fith Avenue New York New York 10019 212•445•8400 Fax 212•445•8436
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